UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NUCANA PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

67022C106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morningside Venture Investments Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,911,111 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,911,111 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,911,111 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.03% (2)

12.	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a one-for-one basis.

(2) Based on 32,226,458 Ordinary Shares outstanding as of December 31, 2018, as reported in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2019.

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Louise Mary Garbarino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,911,111 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,911,111 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,911,111 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.03% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a one-for-one basis.

(2) Based on 32,226,458 Ordinary Shares outstanding as of December 31, 2018, as reported in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2019.

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Raymond Long Sing Tang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,911,111 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,911,111 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,911,111 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.03% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a one-for-one basis.

(2) Based on 32,226,458 Ordinary Shares outstanding as of December 31, 2018, as reported in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2019.

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jill Marie Franklin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,911,111 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,911,111 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,911,111 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.03% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a one-for-one basis.

(2) Based on 32,226,458 Ordinary Shares outstanding as of December 31, 2018, as reported in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2019.

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Stuart Allenby Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,911,111 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,911,111 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,911,111 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.03% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a one-for-one basis.

(2) Based on 32,226,458 Ordinary Shares outstanding as of December 31, 2018, as reported in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2019.

Item 1.
	(a)	Name of Issuer NuCana plc
	(b)	Address of Issuer’s Principal Executive Offices 10 Lochside Place, Edinburgh, EH12 9RG, United Kingdom

Item 2.
	(a)	Name of Person Filing Morningside Venture Investments Ltd Louise Mary Garbarino Raymond Long Sing Tang Jill Marie Franklin Peter Stuart Allenby Edwards
(b)

Address of Principal Business Office or, if none, Residence
c/o THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Rosemary G. Reilly

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(c)

Citizenship
Morningside Venture Investments Ltd – British Virgin Islands

Louise Mary Garbarino - United Kingdom

Raymond Long Sing Tang – United Kingdom

Jill Marie Franklin – United Kingdom

Peter Stuart Allenby Edwards – United Kingdom

	(d)	Title of Class of Securities Ordinary Shares
	(e)	CUSIP Number 67022C106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned: (2)
Morningside Venture Investments Ltd – 2,911,111
Louise Mary Garbarino – 2,911,111
Raymond Long Sing Tang – 2,911,111
Jill Marie Franklin – 2,911,111
Peter Stuart Allenby Edwards – 2,911,111

(b) Percent of class: Morningside Venture Investments Ltd – 9.03% Louise Mary Garbarino – 9.03% Raymond Long Sing Tang– 9.03% Jill Marie Franklin– 9.03% Peter Stuart Allenby Edwards – 9.03%
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote
Morningside Venture Investments Ltd – 0 shares
Louise Mary Garbarino – 0 shares
Raymond Long Sing Tang – 0 shares
Jill Marie Franklin – 0 shares
Peter Stuart Allenby Edwards – 0 shares

(ii)

Shared power to vote or to direct the vote
Morningside Venture Investments Ltd – 2,911,111 shares
Louise Mary Garbarino – 2,911,111 shares
Raymond Long Sing Tang– 2,911,111 shares
Jill Marie Franklin– 2,911,111 shares
Peter Stuart Allenby Edwards – 2,911,111 shares

(iii)

Sole power to dispose or to direct the disposition of
Morningside Venture Investments Ltd – 0 shares
Louise Mary Garbarino – 0 shares
Raymond Long Sing Tang– 0 shares
Jill Marie Franklin– 0 shares
Peter Stuart Allenby Edwards – 0 shares

(iv)

Shared power to dispose or to direct the disposition of
Morningside Venture Investments Ltd – 2,911,111 shares
Louise Mary Garbarino – 2,911,111 shares
Raymond Long Sing Tang – 2,911,111 shares
Jill Marie Franklin – 2,911,111 shares
Peter Stuart Allenby Edwards – 2,911,111 shares

(2) This statement is filed by: i) Morningside Venture Investments Ltd., a British Virgin Islands exempted company (“MVIL”), with respect to the Ordinary Shares directly and beneficially owned by it; (ii) Louise Mary Garbarino, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL; (iii) Raymond Long Sing Tang, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL; (iv) Jill Marie Franklin, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director of MVIL; and (v) Peter Stuart Allenby Edwards, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Louise Mary Garbarino, Raymond Long Sing Tang, Jill Marie Franklin, and Peter Stuart Allenby Edwards are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL.  Ms. Garbarino, Mr. Tang, Ms. Franklin and Mr. Edwards each disclaims beneficial ownership of the securities owned directly by MVIL, except to the extent of his or her pecuniary interest therein.  MVIL is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See attached for identification of Members of the Group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

February 14, 2019
Date

MORNINGSIDE VENTURE INVESTMENTS LTD.

By:	/s/ Louise Mary Garbarino
Louise Mary Garbarino, Director

/s/ Louise Mary Garbarino
Louise Mary Garbarino

/s/ Raymond Long Sing Tang
Raymond Long Sing Tang

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13G (including amendments thereto) jointly on behalf of each such party.

MORNINGSIDE VENTURE INVESTMENTS LTD.

By:	/s/ Louise Mary Garbarino
Louise Mary Garbarino, Director

/s/ Louise Mary Garbarino
Louise Mary Garbarino

/s/ Raymond Long Sing Tang
Raymond Long Sing Tang

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards